Exhibit 3.1

AMENDMENT TO BYLAWS
OF
SULPHCO, INC.
a Nevada Corporation

Pursuant to the unanimous approval of the Directors of SulphCo, Inc. (the “Company”) by written consent in lieu of a meeting of the Company’s Board of Directors dated as of April 9, 2008, and in accordance with the authority provided to the Directors pursuant to Article Nine of the Company’s Amended and Restated Articles of Incorporation and Section 8.1 of the Company’s Amended and Restated Bylaws (the “Bylaws”), the Bylaws are amended as follows:

Section 2.11 of the Bylaws shall be deleted in its entirety.

Section 3.2 of the Bylaws shall be deleted and restated in its entirety to read as follows:

“NUMBER, TENURE AND QUALIFICATIONS.
(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by the Board of Directors.

(b) At and after the 2008 annual meeting of stockholders (the “2008 Annual Meeting”), the Board of Directors shall be divided into three classes of approximately equal size, designated Class I, Class II and Class II. Class I and Class II shall initially consist of two (2) directors and Class III shall initially consist of three (3) directors. The term of the initial Class I directors shall terminate at the first annual meeting of stockholders following the 2008 Annual Meeting, the term of the initial Class II directors shall terminate at the second annual meeting of stockholders following the 2008 Annual Meeting, and the term of the initial Class III directors shall terminate at the third annual meeting of stockholders following the 2008 Annual Meeting or, in each case, upon such Director's earlier death, resignation, retirement, disqualification or removal.

(c) At each annual meeting of stockholders following the 2008 Annual Meeting, successors to the class of directors whose term expires at that annual meeting of stockholders shall be elected for a term ending at the third annual meeting of stockholders following his or her election.

(d) A director shall hold office until the director’s successor shall be elected and shall qualify, subject, however, to earlier death, resignation, retirement, disqualification or removal from office.”

Section 3.8 of the Bylaws shall be deleted and restated in its entirety to read as follows:

“Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen will hold office for the remaining term of the class of director to which they were appointed and until their respective successors are elected and qualified.”